Exhibit 99.2

Q3 2022 Earnings Presentation November 2022 (CORRECTED) 1

Cautionary Statement Regarding Forward - Looking Statements Statements in this release that are not historical, are forward - looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Waldencast’s outlook and guidance for Fiscal 2022; and any assumptions underlying any of the foregoing. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," and "will" and variations of such words and similar expressions are intended to identify such forward - looking statements. These forward - looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, that could cause actual results or outcomes to differ materially from those discussed in the forward - looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to recognize the anticipated benefits of the transactions with Obagi Skincare and Milk Makeup; (ii) changes in general economic conditions, including as a result of the COVID - 19 pandemic, (iii) the ability to continue to meet Nasdaq's listing standards; (iv) volatility of Waldencast's securities due to a variety of factors, including Waldencast's, inability to implement its business plans or meet or exceed its financial projections and changes; (v) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; and (vi) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our Registration Statement on Form F - 1 (File No. 333 - 267053), originally filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2022 and as thereafter amended, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. To the extent that COVID - 19 adversely affects our business and financial results, it may also have the effect of heightening many of such risk factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements. Accordingly, you are cautioned not to rely on these forward - looking statements, which speak only as of the date they are made. The degree to which COVID - 19 may adversely affect Waldencast’s results and operations, including its ability to achieve its outlook and guidance for Fiscal 2022, will depend on numerous evolving factors and future developments, which are highly uncertain, including, but not limited to, federal, state and local governmental policies and initiatives designed to reduce the transmission of COVID - 19 and emerging new variants and how quickly and to what extent normal economic and operating conditions can resume. As a result, the impact on Waldencast’s financial and operating results cannot be reasonably estimated with specificity at this time, but the impact could be material Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward - looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Waldencast gives no assurance that the combined company will achieve its expectations. 2 Strictly confidential. Property of Waldencast. Disclaimer Reconciliation of Non - GAAP Financial Measures The financial information and data contained in this release have not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S - X. Waldencast separately reports financial results on the basis of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin, which are non - GAAP financial measures. See the attached tables for a reconciliation of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin to net sales and net income (loss), which are the most directly comparable GAAP financial measures. For Obagi Skincare, adjusted gross margin excludes the sales related to the China distributor under a transition services agreement, the impact of Obagi Skincare's related party sales to the China distributor, and the impact of the inventory fair value step - up as a result of the business combination accounting. For Milk Makeup, adjusted gross margin excludes the impact of the inventory fair value step - up as a result of the business combination accounting. Adjusted EBITDA is defined as net income (loss) excluding the impact of income tax benefit, interest expense, net, depreciation and amortization and the transaction costs, non - cash items, and certain non - recurring income and expense that do not occur regularly as part of the normal activities of Obagi Skincare and Milk Makeup. Adjusted EBITDA margin is defined as adjusted EBITDA divided by net sales. Waldencast believes the non - GAAP measures of adjusted gross margin, adjusted EBITDA and adjusted EBITDA margin provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing its financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. These non - GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business and provides a view on how the on - going operating company performs. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures. Comparable net sales for Obagi Skincare in predecessor periods excludes sales related to its former Obagi China business. In addition, the Company has presented the comparative quarterly results that combine the predecessor and post - acquisition periods for Obagi Skincare and the pre and post - acquisition periods for Milk Makeup. Under U.S. Generally Accepted Accounting Principles (“GAAP”), the periods prior to and subsequent to the acquisition date should not be combined, and Milk Makeup’s pre - acquisition period should not be included. Management believes these non - GAAP comparative quarterly results provide a perspective on the on - going performance of the combined companies’ operations.

Waldencast Executive Team - Speakers Michel Brousset Founder and CEO 25+ years experience ■ Previously Group President of L’Oréal North America Consumer Products Division and CEO of L’Oréal UK ■ Various roles at L’Oréal and Procter & Gamble successfully building billion - dollar brands and businesses Philippe Gautier CFO and COO 30+ years experience ■ Previously Group CFO at Selecta – a KKR portfolio company ■ Various roles such as Group CFO and COO for SMCP (Sandro, Maje, Claudie Pierlot, De Fursac) and CFO of major brands at Kering, including Sergio Rossi and Puma in North America 3 Strictly confidential. Property of Waldencast.

Our ambition is to build a global best - in - class beauty and wellness multi - brand platform by creating, acquiring, accelerating, and scaling the next generation of high - growth, purpose - driven brands 4

# US Premium Beauty continues to show growth and resilience, as it has consistently done over time

## YTD BEAUTY

**+16.4%** Value Growth

**+13.7%** Units Growth

## YTD MAKEUP

**+18.3%** Value Growth

**+14.9%** Units Growth

## YTD SKIN CARE

**+13.0%** Value Growth

**+12.2%** Units Growth

## Q3 BEAUTY

**+15.0%** Value Growth

**+12.7%** Units Growth

## Q3 MAKEUP

**+15.6%** Value Growth

**+13.6%** Units Growth

## Q3 SKIN CARE

**+15.5%** Value Growth

**+15.2%** Units Growth

Beauty is a proven and resilient, high-growth and highly profitable market with proven resiliency through economic cycles.

YTD it has maintained its dynamic growth – both in value and in units as consumers are returning to their pre-pandemic consumptions habits.

Source: NPD US September 2022

Strictly confidential. Property of Waldencast.

5

# Waldencast has the leading brands in two of the most resilient high-growth beauty markets

OBAGI

**#1**

Perceived best performing brand among US providers[1]

**Leading physician-dispensed brand**

Attractive growth potential and strong anchor capabilities in skin health, complemented by a robust financial and operational backbone

**80+**

Patents worldwide[2]

Milk MAKEUP

**#2**

Clean brand at Sephora US[3]

**Leading clean makeup brand**

Cult following among Gen-z consumers known for its cultural relevance and iconic products. Anchored by strong community in a rapidly growing makeup segment

**2.2m**

Instagram followers[4]

[1] "2020 Kline Physician-Dispensed Skincare: US Perception & Satisfaction Survey," Kline & Company
[2] Obagi Information
[3] Sephora management
[4] As of November 3, 2022 9:00 am ET

Strictly confidential. Property of Waldencast.

6

Strictly confidential. Property of Waldencast. Q3 2022 Overview 7

# Q3 2022 – Waldencast Key Highlights[1]

| Net Sales | Comparable Net Sales[2] | Adjusted Gross Margin | Adjusted EBITDA[3] |
|---|---|---|---|
| **$78.9M** | **$74.5M** | **71.9%** | **$15.3M** |
| **+10.3%** | **+18.2%** | **+155 bp** | **+126.3%** |
| | | | **19.4%** of Net Sales |

**OBAGI**

Continued growth on core US physician dispensed business

Strong international growth

Setting the base for D2C growth

Highly profitable

**MILK**

Outstanding growth versus US market[4] driven by core and innovation

Strong gross margin and profitability progress

Starting investment in broader brand awareness

Beginning strong international expansion

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business (as defined below). All related estimates are subject to change
[2] Comparable net sales is a component of net sales which excludes sales related to the former Obagi China Business, which was not acquired by Waldencast (the "Obagi China Business"). The distribution of Obagi Skincare's products in China has remained under ownership of Cedarwalk Skincare Limited, Obagi Skincare's former owners, who have entered into a licensing and distribution agreement with Waldencast.
[3] Reconciliations of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, are included in the appendix
[4] Source: NPD US September 2022

Strictly confidential. Property of Waldencast.

8

Note: Discrepancies in arithmetic are due to rounding ¹Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change 2 Comparable net sales is a component of net sales which excludes sales related the former Obagi China Business 3 For a reconciliation of Obagi, Milk and combined company adjusted EBITDA to net income (loss), the most comparable GAAP measure, are included in the appendix 4 Waldencast central expenses reflect ongoing central overhead incurred in the post - combination perio S d trictly confidential. Property of Waldencast. + Q3 22 combined financial profile 1 9 Net Sales ($m) OBAGI stand - alone Milk stand - alone $78.9 +10.3% $71.6 $18.5 $13.1 $58.5 $60.4 3Q21 3Q22 Comparable Net Sales 2 ($m) OBAGI stand - alone Milk stand - alone +18.2% $74.5 $63.0 $18.5 $13.1 $55.9 $49.9 3Q21 3Q22 Adjusted Gross Margin ($m) OBAGI stand - alone Milk stand - alone +20.8% $53.5 $44.3 $11.6 $7.0 $41.9 $37.3 3Q21 3Q22 GM % 70.3% 71.9% Adjusted EBITDA 3 ($m) OBAGI stand - alone Milk stand - alone Waldencast central expenses 4 $15.3 $0.9 +126.3% $6.8 $16.3 $7.8 ($1.0) ($1.9) 3Q21 3Q22 ADJ EBITDA % 9 3 . Q 5 2% 1 1 3 9 Q . 2 4 2%

10 Net Debt at September 30, 2022 and Terms Total Financing Line Available (Term + Revolver) $225 Gross Debt $180 Net Debt $149 Term Loan Terms SOFR + 3.6% Waldencast Net Debt and Ownership Ownership at September 30, 2022 Obagi Shareholders 26.3% Milk Shareholders 19.6% Founders and Sponsor Members 22.8% Third Party FPA 16.1% PIPE Investors 11.0% SPAC Public Shareholders 4.2% Independent Directors 0.1% 10

# Waldencast fully diluted share count, conservatively including existing allocated but unvested equity

## Waldencast capitalization table positions the company for success

### Diluted share count calculation (assuming closing share price on 09/30/22)

| | No. | Weighted-avg price | Shares |
|---|---|---|---|
| Basic shares outstanding[1] | | | 107,564,785 |
| Vested employee RSUs[2] | | | 395,471 |
| **Pro forma basic shares outstanding** | | | **107,960,256** |
| Unvested employee RSUs[3] | | | 2,086,827 |
| Vested employee stock rights with exercise prices[4] | 4,046,591 | $4.43 | 2,253,951 |
| Unvested employee stock rights with exercise prices[4] | 3,898,151 | $5.44 | 1,777,557 |
| **Total diluted shares outstanding ("DSO")** | | | **114,078,591** |
| *Warrants[5]* | | *$11.50* | *29,533,282* |
| Unvested employee stock rights with exercise prices (Out of Money)[6] | | | *11,500,000* |

### Summary of investor lock-up agreements

- 1.8mm (1.6% of DSO) and 47.5mm shares (41.6% of DSO) owned by former members of Obagi and Milk locked up until 01/27/23 and 07/27/23, respectively
- 24.5mm (21.5% of DSO) shared owned by founders locked up until 07/27/23

### 2022 Incentive Award Plan

- Diluted share count excludes management equity award pool not yet allocated.
- The company has reserved 3,942,716 shares for future issuances of employee incentive awards

[1] Includes 21,104,225 Waldencast plc Class B ordinary shares owned by former members of Milk
[2] Vested RSUs not yet included in basic shares outstanding as not yet converted at discretion of unit holders
[3] Unvested RSUs includes additional 692,000 shares of restricted stock granted on 8/12/22
[4] Dilution from employee stock rights with exercise prices assumes net share settlement under treasury stock method, based on WALD closing price of $10.00 on September 30, 2022
[5] Includes 11,499,950 Waldencast plc Warrants, 5,333,333 Waldencast plc warrants issued in a private placement in connection with the Sponsor Forward Purchase Agreement, and 5,766,666 Waldencast plc Warrants issued in a private placement in connection with the Third-Party Forward Purchase agreement with $11.50 strike price, redeemable at $18.00; includes 5,933,333 Waldencast plc Warrants issued in a private placement at the closing of Waldencast Acquisition Corp.'s initial public offering and 1,000,000 Waldencast plc Warrants issued in a private placement in connection with the Working Capital Loan with $11.50 strike price
[6] Options granted on 8/12/22 with strike prices between $10.70 and $15.01

11

12

1 Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change 2 2022 Obagi financials inclusive of former Obagi China Business 3 Comparable net sales is a component of net sales which excludes sales related to former Obagi China Business 4 Reconciliations of adjusted EBITDA and adjusted EBITDA margin to net income (loss), the most directly comparable GAAP financial measure, are included in the appendix +12.1% Q3 2022 Comparable Net Sales Growth 3 $60.4M Q3 2022 Net Sales 2 75.0% Q3 2022 Adjusted Gross Margin 27.0% Q3 2022 Adj. EBITDA 4 +1,369 BP vs. 3Q21 OBAGI KEY FIGURES: Q3 2022 1 13

14

15 15

16

17

18

19

20

21

22

EUP

# MILK MAKEUP
# KEY FIGURES: Q3 2022[1]

**$18.5M**
Q3 2022
Net Sales

**+41.7%**
Q3 2022
Net Sales Growth

**62.5%**
Q3 2022
Adjusted Gross Margin

**5.0%**
Q3 2022
Adj. EBITDA[2]
+1,287 BP vs. 3Q21

**+43.0%**
YTD Sell Out
vs Selective USA Beauty Make-Up market at +18.0%[3]

[1] Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change
[2] Reconciliations of adjusted EBITDA and adjusted EBITDA margin to net income (loss), the most directly comparable GAAP financial measure, are included in the appendix
[3] NPD US consumption data YTD Q3 2022, Prestige Makeup

23

GROW AWARENESS + COMMUNITY OUR GROWTH ROADMAP 3 KEY LEVERS DELIVER BREAKTHROUGH INNOVATION EXPAND + INTERNATIONALIZE DISTRIBUTION 24

ALWAYS - ON COMMUNITY FOCUS DRIVING GROWTH ON CORE PRODUCTS AWARENESS + COMMUNITY GROWTH STRONG CORE PRODUCT GROWTH Hydro Grip Primer $18 (mini) / $36 (full size) Lip + Cheek $22 Hydro Grip Spray $21 (mini) / $36 (full size) 2019 2020 2016 2016 22.6% 8.4% 11.5% 8.3% +62% 1 +144% 2 +88% 3 +159% 2 Launch date: % of YTD 2022 revenue 2 : YTD 2022 % growth 2 : YTD Collection Rank within category (Sephora USA) 3 Matte Bronzer $22 1 TIK TOK searching #milkmakeup on November 3 rd , 2022 at 3:45 pm ET 2 Milk internal sales data 3 Sephora USA data YTD September 30 th , 2022 #milkmakeup & #milkmakeuphacks >275M on Tik Tok 1 1.7M views 283.6K likes Organic 25

LOOKING AHEAD: GROW AWARENESS VIA TOP TALENT PARTNERSHIP 1 TIK TOK and Youtube views captured on November 3 rd at 4:00 pm ET 1.9M views in 6 days 721K views in 6 days 327K views in 5 days 26

DELIVERING BREAKTHROUGH INNOVATION BALANCED GROWTH WITH NEW LAUNCHES +40% YTD 2022 1 STRATEGY TO REINFORCE CORE CATEGORIES MASCARA + PRIMER WHILE EXPANDING INTO COMPLEXION Primer since launch at Sephora USA 2 Top 3 ¹ Milk internal sales data 2 Sephora management Future Fluid Concealer NEW 27

HYDRO GRIP CONTINUES STRONG GROWTH, PORE ECLIPSE INCREMENTAL #1 AND #3 PRIMERS YTD AT SEPHORA USA 1 Top 3 Primer Sephora 1 #1Primer Sephora 1 1 Sephora management 2 Milk internal sales data +62% YTD 2 NEW 28

LOOKING AHEAD: SIGNIFICANT CATEGORY EXPANSION OPPORTUNITIES KEY FOCUS: REINFORCING CORE CATEGORIES WHILE WINNING IN NEW COMPLEXION BATTLEGROUND Active + Whitespace Milk Categories 1 Mascara $1.9B Primer 2 $0.3B Blusher & Bronzer $0.5B Skin Tints $2.3B Foundation / Concealer $3.8B Lash & Brow $1.0B Lip $2.8B Shadow $0.5B Skincare $21.9B Concealer Haircare $14.1B Concealer Bath / Shower $9.5B \ Foundation / Fragrance $8.7B Category Expansion Make - up Established Emerging Whitespace 3 v/s Other Leading Make - Up Specialist Brands Milk Makeup has the opportunity to grow through innovation and launches 1 Market sizes reflect 2021E data for the USA market; Euromonitor International; Beauty & Personal Care and Color Cosmetics in the US, 2021ed, retail value sales, current prices, 2020 fixed ex rates 2 Primer refers to EMI’s category BB/CC creams and skin tints refers to EMI’s premium foundation / concealer 3 Areas where management believes product offering expansions or introduction of new categories are possible 4 Milk internal sku count 1,500 - 7,000 SKUs 330 SKUs 4 29

FUTURE FLUID CONCEALER POSITIVE EARLY REVIEWS + PR + COMMUNITY SUPPORT ¹ Sephora.com data captured on November 3 rd at 5:00 pm ET STRONG EARLY RATINGS + REVIEWS STRONG EARLY RATINGS + REVIEWS STRONG COMMUNITY FEEDBACK 30

# EXPAND + INTERNATIONALIZE DISTRIBUTION

## SIGNIFICANT WHITE SPACE WITHIN THE USA AND INTERNATIONALLY

Current Milk Presence in Brick & Mortar

Expansion Opportunity



~1,300 of
**2,900+**

~200 of
**6,200+**

milkmakeup.com only ships to the US today

Tremendous whitespace for untapped department store + e-commerce distribution

Note: Door counts represent expansion opportunities in brick and mortar stores
Source: Retailer company websites

31

H2 2022: EXPANDING BRAND PRESENCE DOMESTICALLY AND ABROAD BOTH BRICK & MORTAR AND PURE PLAYERS IS THE US. EXPANDING IN THE 4 TH MAKEUP MARKET GLOBALLY. USA EXPANSION INTERNATIONAL EXPANSION 2021 Doors: 200 32 1H 2022 Doors: 400+ FY 2022 Proj. Doors: 600 Launch USA: June 2022 Q4/Q1 2023 #4 MAKE - UP MARKET GLOBALLY

# Waldencast commitment to exemplary ESG


MMU
PETROLEUM-FREE PLANT-BASED INKS
MADE IN U.S.A.
RECYCLABLE
2020-2021 SUSTAINABILITY UPDATE

MMU Sustainability Commitments:

More Sustainable shipping + Outer Packaging

More Environmentally friendly packs + Refills

How To Recycle Partnerships with How2Reycle and g2 revolution


WE PLEDGE TO DONATE 1% OF ALL MILKMAKEUP.COM SALES TO THE CENTER
WE PLEDGE TO DONATE 1% OF ALL MILKMAKEUP.COM SALES TO THE FASHION SCHOLARSHIP FUND
OBAGI
SKINCLUSION
be conscious. be fearless. be beautiful.

MMU social philanthropy focuses on self-expression and equality for underrepresented LGBTAIQ+ and BIPOC groups.

SKINCLUSION is Obagi's commitment to provide effective, science-based skin care for all skin tones. They were the 1st to design clinical research on all six Fitzpatrick skin types.


waldencast
OVERVIEW
NEWS & EVENTS
STOCK INFORMATION
CORPORATE GOVERNANCE
FINANCIAL INFORMATION
IR RESOURCES

Public Company Best in Class governance with Best In Class board of Directors and Protocols.

Philippe Gautier named Chief Financial Officer and Chief Operating Officer in October 2022.

Strictly confidential. Property of Waldencast.

33

# waldencast®

**A platform poised for long-term profitable growth** characterized by:

- Operational scale of a multi-brand platform
- Balanced portfolio in structurally attractive segments of the category
- Expertise in managing global beauty brands at scale
- Asset-light efficiency vs. slow, inflexible and costly traditional structures
- Strong alignment of management incentives to long-term value creation thru operational and capital allocation excellence

**2 leading brands** with unique positioning anchored in high customer affinity and strong brand equity

OBAGI

Milk MAKEUP

**Resilient and high-growth markets** that have weathered the macro turmoil faced by consumer markets

**+16.4%** YTD Beauty Value Growth

**+18.3%** YTD Makeup Value Growth

**+13.0%** YTD Skin Care Value Growth

Strictly confidential. Property of Waldencast

34

Strictly confidential. Property of Waldencast. Appendix 35

# Key Financials[1] – Quarterly Adj. EBITDA (UNAUDITED)

| | | PRO FORMA FINANCIALS[2] | | | | Q3 2022[3] | |
|---|---|---|---|---|---|---|---|
| | | 1Q22A | 1Q22A vs. 1Q21A | 2Q22A | 2Q22A vs. 2Q21A | 3Q22A | 3Q22A vs. 3Q21A |
| Adj. EBITDA ($mm)[4] | OBAGI | $7,848 | -15.8% | $16,501 | 14.2% | $16,327 | 109.2% |
| | Milk | $2,711 | 69.9% | $5,388 | 301.5% | $930 | *NM* |
| | *Central costs*[5] | $0 | NA | $0 | NA | ($1,918) | *NM* |
| | Waldencast | $10,559 | 10.9% | $21,889 | 38.6% | $15,339 | 126.3% |

Source: Company fillings - Acquisition Completed July 27, 2022

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements.

[2] All Obagi pro forma financials excludes sales related to the former Obagi China Business

[3] Waldencast has included quarterly results that combine the predecessor and post-acquisition periods for Obagi Skincare and the pre and post-acquisition periods for Milk Makeup, which should not be combined under GAAP, as only Obagi financial statements should be included in predecessor periods. However, management believes these non-GAAP comparative quarterly results provide a perspective on the on-going performance of the combined companies' operations.

[4] Reconciliations of Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, are included in the appendix

[5] Waldencast central expenses reflect ongoing central overhead incurred in the post-combination period

36

Q3 2022 – Condensed Consolidated Statement of Operations (UNAUDITED) 1 1 Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business . All related estimates are subject to change . When reading our financial statements, you should note there is a clear division between the “predecessor” periods that include financials up to the Closing Date and “successor” periods that include all periods after the acquisition date . The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements Strictly confidential. Property of Waldencast. 37

Q3 2022 – Waldencast plc, Adjusted EBITDA reconciliation 1 1 Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business . All related estimates are subject to change . When reading our financial statements, you should note there is a clear division between the “predecessor” periods that include financials up to the Closing Date and “successor” periods that include all periods after the acquisition date . The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements Strictly confidential. Property of Waldencast. 38

Q3 2022 – Obagi Skincare Adjusted EBITDA reconciliation 1 1 Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business . All related estimates are subject to change . When reading our financial statements, you should note there is a clear division between the “predecessor” periods that include financials up to the Closing Date and “successor” periods that include all periods after the acquisition date . The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements Strictly confidential. Property of Waldencast. 39

Q3 2022 – Milk Makeup Adjusted EBITDA reconciliation 1 1 Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the “predecessor” periods that include financials up to the Closing Date and “successor” periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements 40 Strictly confidential. Property of Waldencast.

# Q3 2022 – Obagi Skincare Adjusted Gross Margin reconciliation[1]

| U.S. Dollars (in thousands) | 2022 Period from July 28 to September 30 (Post-acquisition period) | 2022 Period from July 1 to July 27 (Predecessor period) | 2021 Three months ended September 30 (Predecessor period) |
|---|---|---|---|
| Net Sales | $ 57,576 | $ 2,834 | $ 58,510 |
| Recurring sales | 53,118 | 2,816 | 49,902 |
| Obagi China Business carveout | - | 18 | 8,608 |
| Chinese related party sales | 4,458 | - | - |
| Cost of goods sold (2) | 19,841 | 980 | 12,668 |
| Amortization expense (2) | - | 355 | 1,221 |
| **Gross Margin** | $ 37,735 | $ 1,499 | $ 44,621 |
| **Gross Margin %** | 65.5% | 52.9% | 76.3% |
| Gross Margin Adjustments: | | | |
| Inventory fair value adjustment | (2,782) | - | - |
| Obagi China Business carveout | - | (79) | 7,292 |
| Chinese related party sales | 155 | - | - |
| **Adjusted Gross Margin** | $ 40,362 | $ 1,578 | $ 37,329 |
| **Adjusted Gross Margin %** (% of Recurring sales) | 76.0% | 56.0% | 74.8% |

[1] Waldencast is in the process of finalizing its business combination accounting and disposal of the former Obagi China Business. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the "predecessor" periods that include financials up to the Closing Date and "successor" periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare's financial statements

[2] The cost of goods sold in the predecessor periods excludes product-related amortization expense. Product-related amortization expense is included as an adjustment to calculate the gross margin per U.S. GAAP and to be comparable to the successor period

Strictly confidential. Property of Waldencast.

41

1 Waldencast is in the process of finalizing its business combination accounting. All related estimates are subject to change. When reading our financial statements, you should note there is a clear division between the “predecessor” periods that include financials up to the Closing Date and “successor” periods that include all periods after the acquisition date. The predecessor and successor results shown are not comparable, as the successor period includes the consolidated financial statements of Waldencast, Obagi Skincare, and Milk Makeup, whereas the predecessor period includes only Obagi Skincare’s financial statements Strictly confidential. Property of Waldencast. Q3 2022 – Milk Makeup Adjusted Gross Margin reconciliation 1 42